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                                                                      EXHIBIT 46

FOR IMMEDIATE RELEASE


                   ATLAS COPCO SUCCESSFULLY COMPLETES TENDER
               OFFER FOR RENTAL SERVICE CORPORATION COMMON STOCK


STOCKHOLM, SWEDEN, NEW YORK, NY, and SCOTTSDALE, AZ, July 28, 1999 -- Atlas Copco North America Inc., a subsidiary of Swedish-based Atlas Copco AB, and Rental Service Corporation (NYSE:RSV) today announced the successful completion of the tender offer by Pandion Acquisition Corp., a wholly owned subsidiary of Atlas Copco North America, for all outstanding shares of Rental Service common stock at a purchase price of $29.00 per share in cash, without interest, which tender offer expired at 12:00 Midnight, New York City time, on Tuesday, July 27, 1999. A total of 22,471,405 shares (including 673,600 shares subject to guarantees of delivery) were tendered in the offer and accepted for payment by Pandion Acquisition, representing approximately 92.5% of the outstanding shares of Rental Service common stock.

Atlas Copco North America and Rental Service also announced that the parties intend to consummate the merger of Pandion Acquisition with and into Rental Service contemplated by the merger agreement previously announced by the parties on June 28, 1999, as promptly as practicable. In connection with the merger, Atlas Copco North America will acquire the remaining shares of Rental Service common stock for $29.00 per share in cash, without interest. The parties anticipate that the merger will be consummated on or about July 29, 1999.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1998, the Group had revenues of USD 4.2 billion, with 97 percent of revenues outside Sweden, and more than 23,000 employees. Atlas Copco companies develop, manufacture and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, motion control products, and offer related service and equipment rental. Well-known North American companies in the Atlas Copco Group are Prime Service, Inc., Milwaukee Electric Tool Company and Chicago Pneumatic Tool Company. Additional information about Atlas Copco is available at the Group's web site, www.atlascopco.com, which provides access to current news about Atlas Copco.

Rental Service Corporation is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, Rental Service operates 274 locations throughout the United States and Canada. Additional information about Rental Service is available at its web site at www.rentalservice.com.

Contact Information:

Atlas Copco                          Beacon Hill Partners

Lennart Johansson   +46-8-743-8570   Edward McCarthy                   212/843-8500
Annika Berglund     +46-8-743-8070
Mark Cohen          973/439-3410

Rental Service Corporation           Kekst and Company

Robert M. Wilson    480/905-3300     Thomas Davies or David Kronfeld   212/521-4800